File by Yamana Gold Inc.
pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Meridian Gold Inc.
Commission File Number: 333-144723
Date: July 31, 2007

NEWS RELEASE

YAMANA GOLD TO RESPOND TO MERIDIAN GOLD DIRECTORS’ CIRCULAR IN DUE COURSE

Toronto, Ontario, July 31, 2007 – In response to the outstanding offer by YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) to acquire the outstanding shares of Meridian Gold Inc., the Meridian Board of Directors today filed its Directors’ Circular required by applicable securities laws.

Yamana will provide a detailed response to the Meridian Directors’ Circular in due course.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

INVESTOR CONTACTS: Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 Email: investor@yamana.com www.yamana.com	Jodi Peake Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	MEDIA CONTACT: Mansfield Communications Inc. Rob Ireland (416) 599-0024

IMPORTANT NOTICE:  This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer and is mailing the offer and take-over circular to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular and any other relevant documents filed wit the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

Persons who are resident in the United Kingdom should note the following points:

(i)            the formal offering and takeover-bid circular to be issued to Meridian shareholders (“Offer and Circular”) will not constitute a prospectus for the purposes of the Prospectus Rules (“Prospectus Rules”) published by the Financial Services Authority of the United Kingdom (the “FSA”).  Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc.  No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules before such an offer was made.

(ii)           The Offer will be made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.  UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction between Yamana, Northern Orion and Meridian.  Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for Yamana filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana filed with the United States Securities and Exchange Commission.  Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports.